



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

June 20, 2006

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

SUPPL

RECEIVED
2006 JUN 23 P 4: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Releases of June 20, 2006

- **Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution And Notice of Exchange Of A Portion of Its Outstanding Exchangeable Shares**
- **Legacy Hotels Real Estate Investment Trust Appoints Vice President, Real Estate**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

6/26

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

G:\Corporate\Entities\Legacy Hotels Real Estate Investment Trust\Securities Filings\SEC\2006\Legacy 12g3-2(b)(1)(iii) Add Info June20, 2006-VP Real Estate+2Q date.DOC

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: ______________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729



LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES QUARTERLY DISTRIBUTION AND NOTICE OF EXCHANGE OF A PORTION OF ITS OUTSTANDING EXCHANGEABLE SHARES

TORONTO, June 20, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced a second quarter distribution of $0.08 per unit to unitholders of record as of June 30, 2006. Payment will be made on or about July 20, 2006.

Hotel operating conditions within Legacy's portfolio continue to improve, notwithstanding caution with respect to U.S. travel to Canada during the summer months. Legacy will release its second quarter results on August 3, 2006.

Legacy has been notified by Fairmont Hotels & Resorts Inc.("Fairmont") that, subject to applicable regulatory approval, it will be exercising its right to exchange 9,800,000 exchangeable shares, representing two-thirds of the outstanding exchangeable shares, for units of the Trust effective June 30, 2006. The conversion is on a one-for-one basis. The exchangeable shares were originally issued by a subsidiary of the Trust as part of Legacy's acquisition of The Fairmont Empress and Fairmont Le Château Frontenac in 2001. The exchangeable shares have equivalent voting rights to units and are entitled to a per share dividend equal to Legacy's ordinary unit distribution, less Part VI.1 taxes payable. The issuance of units to Fairmont as a result of this exchange does not impact Fairmont's overall ownership interest in the Trust. Following this exchange, Legacy will have 99,182,594 units outstanding and 4,900,000 exchangeable shares outstanding.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

File No. 82-34729


LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
APPOINTS VICE PRESIDENT REAL ESTATE

TORONTO, June 20, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) is pleased to announce the appointment of Edward Khediguian as Vice President, Real Estate.

In his new role, Mr. Khediguian will be involved with Legacy's real estate activities including pursuing value-enhancing asset reconfiguration opportunities, asset sales and acquisitions.

Mr. Khediguian brings over ten years of experience in hospitality real estate strategy development and implementation. Prior to joining Legacy, Mr. Khediguian held positions at GE Capital and Caisse de Depot et Placement du Quebec, investing in the hospitality real estate market. Previously, he was a member of KPMG's hospitality and tourism consulting practice and was a Director at Remington Hotel Corporation.

"We are pleased to welcome Ed to Legacy," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "With his background in real estate investment and his knowledge of the hospitality industry, Ed will be a strong addition to our team. I look forward to his contributions as we carry out the Trust's strategic initiatives."

Mr. Khediguian obtained his Masters of Management in Hospitality from Cornell University and an undergraduate Commerce Degree from McGill University.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca